November 8, 2017

VIA EDGAR

Jan Woo, Branch Chief – Legal

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yappa World Incorporated
Registration Statement on Form S-1
Filed September 1, 2017
File No. 333-220325

Dear Ms. Woo:

By letter dated September 28, 2017, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Yappa World Incorporated (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1, filed on September 1, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

General

1. In light of your limited operating history, nominal revenues and nominal assets, please advise us whether you are a shell company, as defined under Rule 405 of Regulation C.

Response

We do not consider the Company to be a shell company, as defined under Rule 405 of Regulation C. There are certain factors that management believes should be used in determining if a company is a shell, including but not limited to: (i) the time of operation and type of business potential; (ii) if the filing is completed less than one year after the company is started; or (iii) if the company intends to engage in a business in relation to oil, gas or mineral rights, or owns rights in entertainment projects that have not been developed. Based on these factors it is clear the Company is not a shell.

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Management is of the opinion that, none of these factors describes the Company. In its 111-page release on changes to Rule 144, the Securities and Exchange Commission stated in footnote 172 that a start-up business, or one with minimal operations, does not necessarily fit the definition of a shell company.

Since inception in 2015, management, on a full time basis, has been working on the development of it product as documented in our business plan. Yappa was first developed as a mobile iOS application, and was launched in the fall of 2015, targeting users within our proposed demographic to secure traction and data analytics. The ultimate goal of this exercise was proof of concept. Due to early customer feedback, in the second quarter of 2016, management decided to pivot away from the “app” market, while retaining the core product USP. Since inception the Company continues to invest in the development of the continued iteration of the Yappa tool. We have continued to develop, test, iterate and validate the core product features, with an anticipated beta launch date set for January 2018.

2. Please provide a brief description of the Series A Preferred Stock, the two class voting rights, and the combined voting power of your co-founders and officers, Ms. Jennifer Dyer and Mr. Kiaran Sim, on your prospectus cover page, summary, and on page 17 of your risk factors section.

Response

The prospectus cover page, summary, and on page 17 of the risk factors section has been revised to provide a brief description of the Series A Preferred Stock, the two class voting rights, and the combined voting power of your co-founders and officers, Ms. Jennifer Dyer and Mr. Kiaran Sim.

Risk Factors

The Company has limited operations on which to evaluate the Company …, page 9

3. Please revise this risk factor to clarify that you have not generated revenues from inception through June 30, 2017.

Response

This risk factor has been revised to clarify that the Company has not generated revenues from inception through June 30, 2017.

Forward-Looking Statements, page 20

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4. You state here that certain disclosures are “qualified in their entirety” by other disclosures or documents and you make similar disclaimers on pages 26 and 27. Please revise to remove these disclaimers and provide a description of all material matters.

Response

These disclaimers have been removed.

Use of Proceeds, page 20

5. Please revise your Use of Proceeds table to quantify, at each level of gross proceeds received, how much you will spend for your major categories of expenditures, such as advertising, officer compensation, new personnel, platform expansion and the development of the CCMP software. Please also clarify whether you will use any offering proceeds to repay related party debt pursuant to Instruction 4 of Item 504 of Regulation S-K.

Response

Use of Proceeds table has been revised to quantify, at each level of gross proceeds received, how much we will spend for major categories of expenditures, such as advertising, officer compensation, new personnel, platform expansion and the development of the CCMP software. We have also provided clarification that we will not use any offering proceeds to repay related party debt pursuant to Instruction 4 of Item 504 of Regulation S-K.

Description of Securities, page 26

6. Please revise to provide a more thorough description of the material rights and privileges of the Series A Preferred Stock. We note, for example, that according to Exhibit 3.4, Series A stockholders have liquidation preferences, separate class voting rights for certain matters, and dividend preference rights over common stockholders. You should also include a brief summary of the protective provisions that require a separate class vote and may restrict activities unless separately approved by Series A stockholders, such as approval of mergers, the repurchase of common shares, disposition of property, and restrictions on new indebtedness. To the extent material, please consider adding a risk factor that addresses how your current management and co-founders may restrict your activities and operations through their ownership of Series A Preferred Stock and the protective provisions requiring a separate class vote.

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Response

The Description of Securities section has been revised to provide a more thorough description of the material rights and privileges of the Series A Preferred Stock as noted. Further, on page 17 we have added a Risk Factor to address how your current management and co-founders may restrict your activities and operations through their ownership of Series A Preferred Stock and the protective provisions requiring a separate class vote

Description of Business, page 27

7. You reference servers on Amazon Web Services Cloud and cloud computing on pages 12 and 26. Please revise to provide a description of the infrastructure of your commenting platform and how it relates to cloud computing. Further, please clarify who performs your software development activities and whether it is performed in-house or outsourced.

Response

This section has been revised to provide a description of the infrastructure of our commenting platform, how it relates to cloud computing and clarify who performs our software development activities.

8. Please describe in more detail how you will generate revenue through subscription fees and advertising, such as pricing and how you will place and receive advertising revenue. You reference subscription revenue on page 11, but on page 28 you indicate that Yappa World will be a free online service. Please clarify.

Response

Disclosures have been revised to reflect the Company’s anticipated revenue formula.

9. Please provide a description of your Yappa World platform and application as it currently exists. It is unclear whether it is operational, in a beta-testing stage, or if it is fully operational. Also, please clarify the number of Yappa users that have registered for your platform or similar key operational metrics.

Response

A description of our platform and application has been added along with disclosure that it is in beta testing and there are no users registered.

10. Please clarify here and in your summary section whether Yappa World has entered into any arrangements within the radio industry and describe how it will generate revenue from these arrangements.

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Response

Disclosures have been inserted to reflect that Yappa has not entered into any arrangements within the radio industry and provided description of how we will generate revenues.

Description of Property, page 28

11. Please revise to provide more details of your arrangements with Ms. Dyer to provide office space for $2,000 per month. Please disclose this arrangement as a related party transaction under Item 404(a) of Regulation S-K.

Response

Revisions have been made to this section and disclosed under related party transactions to provide more details of our relationship with Ms. Dyer.

Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 30

12. You note on page 31 that your increase in general and administration fees for the six months ended, June 30, 2017 is attributable to professional fees. Please describe the nature of these professional fees.

Response

Disclosure has been added to describe the nature of professional fees.

Liquidity and Capital Resources, page 32

13. You disclose that you do not have enough available cash to meet your obligations over the next 12 months based on your current business plans. Please disclose the minimum funding required to remain in business for at least the next 12 months. In addition, disclose the minimum number of months that you will be able to conduct operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K as well as FRC 501.03.a and Section IV of Interpretive Release 33-8350 for additional guidance.

Response

Disclosure has been added to provide the minimum funding required to remain in business for at least the next 12 months and the minimum number of months that we will be able to conduct operations using currently available capital resources.

14. Similarly, please revise your plan of operation discussion to specify the steps necessary to implement such plan and the costs for each step to bring your product to market or generate significant amounts of revenue.

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Response

We have revised the plan of operation discussion to specify the steps necessary to implement such plan and the costs for each step to bring our product to market or generate significant amounts of revenue.

15. On page 36, you disclose agreements with executive officers that provide for a specified annual salary and bonus pursuant to three and seven-year agreements. Please revise to disclose the annual salary and bonus commitments, the term of the agreements, and describe how you intend to fund the commitments, clearly addressing both the short term and long term funding requirements. Please similarly revise your June 30, 2017 financial statements to disclose these commitments. Refer to Item 303(a)(1) and (2) of Regulation S-K as well as FRC 501.03.a and Section IV of Interpretive Release 33-8350 for additional guidance.

Response

We have revised these sections to address the aforementioned concerns and have also inserted a related risk factor.

Management, page 34

16. Please revise the management biography of Ms. Dyer to clarify the reference to “CFC online.” It is unclear what organization or website you are referencing.

Response

The biography of Ms. Dyer has been revised to reflect that the correct organization (Celebrity FastCard).

17. Please revise the management biography of Mr. Beckles to clarify the dates of his prior employment.

Response

The management biography of Mr. Beckles has been revised to clarify the dates of his prior employment.

18. Please clarify whether your management has any current employment, business ventures, or directorships. If so, please clarify the approximate time each member of management will devote to the operations and management of Yappa World. Please also address whether a risk factor is necessary if there are material conflicts between such entities for future business opportunities.

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Response

We have revised disclosure to disclose that Ms. Dyer and Mr. Sim serve the Company on a full time basis. Mr. Beckles devotes approximately 10 hours per week to the Company. With the exception of Mr. Beckles (as set forth below), neither Ms. Dyer nor Mr. Sim have any current employment, business ventures, or directorships,

19. Please advise us whether your Senior Vice President Dylan Cohen is an executive officer or key employee, as defined by Rule 405, and whether you should provide disclosure under Item 401 of Regulation S-K for him. Also, we note that Mr. Cohen is not mentioned as an employee, either full-time or part-time, on page 28.

Response

Mr. Cohen is not an executive officer or key employee, as defined by Rule 405. Mr. Cohen resigned as Senior Vice President on or about March 2017.

Securities Ownership of Certain Beneficial Owners and Management, page 36

20. Please revise your beneficial ownership table to include both classes of your equity securities, common stock and Series A Preferred Stock. In addition, please add a column that shows the total voter power of each principal stockholder for all of their shares of equity.

Response

The beneficial ownership table has been revised to include both classes of equity securities, common stock and Series A Preferred Stock, and we have added a column that shows the total voter power of each principal stockholder for all of their shares of equity.

21. Please ensure your beneficial ownership table includes all principal stockholders that hold 5% or more beneficial ownership, as defined by Rule 13d-3, for each class of equity security. We note that on page 22 it appears Mr. Abdul Sharif currently owns 6% of your total common stock outstanding, but he is not included in your beneficial ownership table.

Response

We have reviewed the beneficial ownership table and made revisions to ensure it includes all principal stockholders that hold 5% or more beneficial ownership, as defined by Rule 13d-3, for each class of equity security.

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Certain Relationships and Related Transactions, page 37

22. On pages F-10 to F-11 and F-25 to F-26, you reference loans that were personally guaranteed by Ms. Dyer or Mr. Sim. Please include these personal guarantees and related loans as related party transactions, pursuant to Item 404(a) of Regulation S-K.

Response

This section has been revised to include these personal guarantees and related loans.

Recent Sales of Unregistered Securities, page 40

Please revise this section to describe all sales of unregistered securities for the past three fiscal years. It appears that you omitted sales of unregistered securities that occurred after June 30, 2017. Further, please disclose the amount of consideration paid, the value of the shares offered for services, or the fair value of the services received for shares. In particular, please provide more details of the services provided for shares in 2016 and whether the shares issued in 2017 to your officers were made for executive compensation. See Item 701(c) of Regulation S-K for further guidance.

Response

This section has been revised to describe all sales of unregistered securities that occurred years after June 30, 2017. The Company did not issue any shares for services in 2016, there was a typographical error in footnote 6 on page F-14, which has been revised to correctly reflect the year ended December 31, 2015). Disclosure has been added on Page 36 to reflect that Ms. Dyer was issued 200,000 shares of common stock as Executive Compensation in July, 2017.

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